Exhibit 9.4

October 22, 2002

Mr. Kenneth R. Hahn [Address intentionally omitted]

Re: Amendment to Employment Agreement

Dear Ken,

           In connection with the Employment Agreement (the “Agreement”) dated August 7, 2002, by and between you and Borland Software Corporation (“Borland”), and subject to the approval of the Compensation Committee of the Borland Board of Directors, the parties hereby agree to change the Relocation Bonus from $66,153.83 to $85,538.43. Capitalized terms not defined herein shall have the meaning assigned to them in the Agreement.

Other than as expressly modified above, all of the other terms and conditions of the Agreement dated August 7, 2002 shall remain in full force and effect without modification.

Sincerely,

BORLAND SOFTWARE CORPORATION

By:	/S/ ROGER A. BARNEY

Roger A. Barney Senior Vice President – Corporate Services and Chief Administrative Officer

AGREED AND ACCEPTED ON OCTOBER 22, 2002

/S/ KENNETH R. HAHN

Kenneth R. Hahn